SANDVIK

Our date
2005-09-05
Your date

Our reference

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

05011195

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

SEC MAIL PROCESSING
RECEIVED
SEP 1 3 2005
WASH, D.C. 203 SECTION

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik Smith to become wholly owned subsidiary, dated 2 September 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

G. Båtelsson

Gunnar Båtelsson
Group Treasurer and VP Finance

PROCESSED
SEP 1 4 2005
THOMSON
FINANCIAL

9/14

Postal address Public Company (publ) Telephone Telefax

Cusip number - 800212201

SANDVIK

Press Release

Sandvik Smith to become wholly owned subsidiary

Through the Sandvik Mining and Construction business area, Sandvik has reached an agreement with the US-based company Smith International Inc., Houston, Texas, to acquire Smith International's 50% interest in Sandvik Smith AB.

Sandvik and Smith International have jointly owned (Sandvik 50%, Smith 50%) Sandvik Smith since 2001. Operations comprise development, manufacturing, marketing and related technical service support of roller-cone bits for the mining and construction industries. The company's registered office and headquarters are based in Köping, Sweden, with production units in Sweden and India, complemented by a comprehensive global sales organization with 350 employees.

Sandvik Smith is fully consolidated within Sandvik Mining and Construction since 2001.

"Sandvik Smith offers customers the most extensive and advanced product range in the market that increase their productivity. Through Sandvik Smith becoming a wholly owned subsidiary, we increase cooperation within the business area with regard to product development and sales," says Lars Josefsson, President of Sandvik Mining and Construction. "The acquisition is part of Sandvik Mining and Construction's strategy to strengthen its offering in the surface mining customer segment. Cooperation with Smith International has been an important element in establishing Sandvik Smith's leading position. More importantly, Smith International and Sandvik have agreed on a key technical cooperation program going forward that will provide for Sandvik Smith's continued leading technology and performance position in the market. Smith International will also continue to deliver certain products to Sandvik in the future."

Sandviken, 2 September 2005

Sandvik AB; (publ)

For further information, contact: Lars Josefsson, President, Sandvik Mining and Construction, +46 26 265151, or Örjan Persson, President, Sandvik Smith, +46 70 667 8543.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 38,000 employees in 130 countries, with annual sales of approximately SEK 55,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, cemented-carbide tools, service and technical solutions for the excavation of rock and minerals in the mining and construction industries. Annual sales 2004 amounted to about SEK 16,000 M, with approximately 9,600 employees. International brands are Sandvik, Tamrock, Toro, EJC, Voest-Alpine, Eimco, Driltech, Rammer, Mission, Roxon etc.

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SANDVIK AB
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SE-811 81 SANDVIKEN

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